 EXHIBIT 99.1

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

1

 China Liberal Education Holdings Limited

2

China Liberal Education Holdings Limited

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2022	2021
	(Unaudited)
ASSETS	$	$
CURRENT ASSETS
Cash	$12,249,579	$32,678,421
Account receivables	3,172,192	2,462,550
Contract assets	-	2,014,146
Advance to suppliers	-	4,525,794
Prepayment to acquire subsidiaries	60,000,000	1,492,772
Inventories	215,701	201,091
Prepaid expenses and other current assets	145,985	175,956
TOTAL CURRENT ASSETS	$75,783,457	$43,550,730
NON-CURRENT ASSETS
Property and equipment, net	26,439	35,384
Right-of-use assets	-	47,617
TOTAL NON-CURRENT ASSETS	$26,439	$83,001

TOTAL ASSETS	$75,809,896	$43,633,731

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Account payables	$85,323	$169,137
Contract liabilities	-	291,833
Contingent consideration	19,400,299	-
Taxes payable	714,848	740,966
Due to related parties	22,852	23,557
Lease liability	-	47,617
Loan from a third party	304,568	-
Accrued expenses and other current liabilities	382,684	402,233
TOTAL CURRENT LIABILITIES AND TOTAL LIABILITIES	$20,910,574	$1,675,343

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 21,848,333 and 13,848,333 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	$21,848	$13,848
Additional paid-in capital	52,668,260	40,686,311
Statutory reserve	898,405	719,804
Retained earnings	1,471,552	147,278
Accumulated other comprehensive (loss) income	(160,743)	391,147
Total shareholders’ equity	$54,899,322	$41,958,388

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$75,809,896	$43,633,731

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

3

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For the six months ended June 30,
	2022	2021

REVENUE	$2,737,410	$1,850,551
COST OF REVENUE	(452,663)	(476,727)
GROSS PROFIT	2,284,747	1,373,824

OPERATING EXPENSES
Selling expenses	(110,612)	(76,593)
General and administrative expenses	(689,000)	(995,451)
Total operating expenses	(799,612)	(1,072,044)

INCOME FROM OPERATIONS	1,485,135	301,780

OTHER INCOME
Interest income	8,673	59,973
Other income (expenses), net	9,110	(7,249)
Total other income, net	17,783	52,724

INCOME BEFORE INCOME TAXES	1,502,918	354,504
INCOME TAX EXPENSE	(42)	(128,482)
NET INCOME	$1,502,876	$226,022

COMPREHENSIVE INCOME
Total foreign currency translation adjustment	(551,890)	143,416
TOTAL COMPREHENSIVE INCOME	$950,985	$369,438

Weighted average number of shares, basic and diluted	17,627,339	8,756,372
Basic and diluted earnings per ordinary share	$0.09	$0.03

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

4

China Liberal Education Holdings Limited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2022 and 2021

(Unaudited)

						Accumulated
			Additional			other	Total
	Ordinary shares		paid in	Statutory	Retained	comprehensive	shareholders’
	Shares	Amount	capital	reserve	earnings	income (loss)	equity
Balance as of December 31, 2020	6,333,333	$6,333	$9,358,487	$551,146	$1,565,817	$159,146	$11,640,929

Issuance of ordinary shares, net	6,000,000	6,000	29,041,088	-	-	-	29,047,088
Share-based compensation	15,000	15	53,235	-	-	-	53,250
Net income	-	-	-	-	226,022	-	226,022
Appropriation to statutory reserve	-	-	-	72,330	(72,330)	-	-
Foreign currency translation gain	-	-	-	-	-	143,416	143,416

Balance as of June 30, 2021	12,348,333	$12,348	$38,452,810	$623,476	$1,719,509	$302,562	$41,110,705

Balance as of December 31, 2021	13,848,333	$13,848	$40,686,311	$719,804	$147,278	$391,147	$41,958,388

Issuance of ordinary shares, net	8,000,000	8,000	11,981,949	-	-	-	11,989,949
Net income	-	-	-	-	1,502,876	-	1,502,876
Appropriation to statutory reserve	-	-	-	178,601	(178,601)	-	-
Foreign currency translation loss	-	-	-	-	-	(551,890)	(551,890)

Balance as of June 30, 2022	21,848,333	$21,848	$52,668,260	$898,405	$1,471,553	($160,743)	$54,899,322

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

5

China Liberal Education Holdings Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the six months ended June 30,
	2022	2021
Cash flows from operating activities
Net income	$1,502,876	$226,022
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	7,402	10,810
Non-cash lease expenses	-	45,148
Loss from disposal of property and equipment	-	606
Share-based compensation	-	53,250
Changes in operating assets and liabilities:
Account receivables, net	(858,161)	(621,655)
Contract asset, net	1,972,732	2,239,613
Advance to suppliers	4,415,107	(3,937,025)
Inventory, net	(25,401)	-
Prepaid expenses and other current assets	40,899	64,982
Account payables	(77,703)	(43,011)
Contract liabilities	(285,832)	(38,853)
Taxes payable	11,175	126,429
Accrued expenses and other current liabilities	99	(18,412)
Net cash provided by (used in) operating activities	6,703,193	(1,892,096)

Cash flows from investing activities
Purchase of property and equipment	-	(3,500)
Prepayment for acquisitions	(39,137,623)	-
Repayment of advance to a related party	-	1,466,239
Net cash (used in) provided by investing activities	(39,137,623)	1,462,739

Cash flows from financing activities
Proceeds from advance from a third party	313,966	-
Net proceeds from issuance of ordinary shares	11,989,949	29,047,088
Net cash provided by financing activities	12,303,915	29,047,088

Effect of changes of foreign exchange rates on cash	(298,326)	73,491
Net (decrease) increase in cash	(20,428,842)	28,691,222
Cash, beginning of year	32,678,421	5,007,449
Cash, end of year	$12,249,579	$33,698,671

Supplemental disclosure of cash flow information:
Cash paid for interest expense	-	$40,463
Cash paid for income tax	$2,493	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

6

CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

China Liberal Education Holdings Limited (“China Liberal” or the “Company”) was incorporated under the laws of the Cayman Islands on February 25, 2019 as an exempted company with limited liability.

China Liberal owns 100% of the equity interests of Yi Xin BVI International Investment Limited (“Yi Xin BVI”), a business company incorporated under the laws of the British Virgin Islands (“BVI”) on October 19, 2010.

China Boya Education Group Co., Limited (“Boya Hong Kong”), formerly known as Haier International Investment Holding Limited, was incorporated in accordance with the laws and regulations of Hong Kong on May 11, 2011, and changed to its current name on July 19, 2016. Yi Xin BVI owns 100% of the equity interests of Boya Hong Kong.

China Liberal, Yi Xin BVI and Boya Hong Kong are currently not engaging in any active business operations and are merely acting as holding companies.

China Liberal (Beijing) Education Technology Co., Ltd. (“China Liberal Beijing”) was formed on August 8, 2011, as a Wholly Foreign-Owned Enterprise (“WOFE”) in the People’s Republic of China (the “PRC” or “China”), with a registered capital of RMB33.5 million (approximately $5.1 million). Through December 31, 2018, Boya Hong Kong owned a 91.1772% ownership interest in China Liberal Beijing, with the remaining 8.8228% ownership interest was owned by five individual shareholders. On February 1, 2019, Boya Hong Kong entered into certain share transfer agreements with each of the non-controlling shareholders of China Liberal Beijing, pursuant to which Boya Hong Kong acquired the 8.8228% non-controlling interest in China Liberal Beijing, for a total price of RMB2.95 million (approximately $453,669). After this transaction, China Liberal Beijing became a 100% owned subsidiary of Boya Hong Kong.

Chia Liberal Fujian Education Technology Group Co., Ltd (“China Liberal Fujian”) was formed on April 19, 2021 in the PRC, with the registered capital of RMB50 million ($7.9 million). China Liberal Beijing owns 100% of the equity interests of China Liberal Fujian.

The Company, through its wholly-owned subsidiaries, is primarily engaged in providing educational services in the PRC under the “China Liberal” brand. The Company offers a wide range of educational services and programs to customers, consisting primarily of (i) education programs offered by joint ventures of the PRC and foreign institutions, or Sino-foreign Jointly Managed Academic Programs, (ii) overseas study consulting services (“Overseas Study Consulting Services”), and (iii) technological consulting services, provided for targeted Chinese universities/colleges to help them improve their data management system and to optimize their teaching and operating environment. The Company also provides tailored job readiness training services to graduating students from the appropriate partner schools so that such students would be better equipped to serve employers at their respective job positions. In addition, the Company sells textbooks and course materials to students enrolled in the Sino-Foreign Jointly Managed Academic Programs.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Details of the subsidiaries of the Company as of June 30, 2022 were set out below:

	Date of	Place of	% of	Principal
Name of Entity	Incorporation	Incorporation	Ownership	Activities
China Liberal	February 25, 2019	Cayman Islands	Parent	Investment holding

Yi Xin BVI	October 19, 2010	BVI	100%	Investment holding

Boya Hong Kong	May 11, 2011	Hong Kong	100%	Investment holding

China Liberal Beijing	August 8, 2011	Beijing, PRC	100%	Education services provider

China Liberal Fujian	April 19, 2021	Fuzhou, PRC	100%	Education services provider

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“US GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2022 and 2021 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 14, 2022.

The accompanying unaudited condensed consolidated financial statements include the financial statements of China Liberal, Yi Xin BVI, Boya Hong Kong , China Liberal Beijing and China Liberal Fujian. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and contracts receivable, advances to suppliers, valuation allowance for deferred tax assets, provision necessary for contingent liabilities and revenue recognition. Actual results could differ from those estimates.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

Risks and uncertainties related to doing business in China

The main operations of the Company are located in the PRC and conducted through its subsidiaries and affiliates. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Additionally, the recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities, data security or anti-monopoly concerns, as well as the Public Company Accounting Oversight Board’s ability to inspect the Company’s auditors, may impact the Company’s ability to conduct its business, accept foreign investments, or continue being listed on a U.S. stock exchange. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

COVID-19

The Company’s operations may be further affected by the ongoing COVID-19 pandemic. For the six months ended June 30, 2022, the Company’s revenue from Sino-foreign Jointly Managed Academic Programs was not significantly impacted because Chinese universities / colleges have resumed on-site schooling since May 2020. The Company has been providing teaching services to students at normal level and no significant dropout has been reported to the Company during the six months ended June 30, 2022. However, due to the impact of COVID-19, the internal payment processes of the Company’s partnering schools were temporarily delayed. As a result, the Company and these partnering schools mutually agreed to extend the tuition payment term by three to six months. The Company does not believe such delay will result in any collectability risk and the entire tuition receivable balance is expected to be fully received but only slightly later than a typical operating year. Furthermore, this temporary delay in tuition payment does not represent a change in the Company’s cooperation model with these partnering schools and the Company does not expect to incur further tuition payment delays in the future.

The continued uncertainties associated with the COVID-19 pandemic has caused many Chinese universities / colleges to temporarily hold their “smart campus” project construction plans and accordingly the Company did not obtain large “smart campus” project contract during the six months ended June 30, 2022, which led to a decrease in the Company’s revenue from technological consulting and supporting services during that period. Additionally, the COVID-19 pandemic continues to have a negative impact over the Company’s study abroad consulting services. A portion of the Company’s revenue from overseas study consulting services was recognized when students received offers and obtained appropriate visas. However, due to the COVID-19 pandemic, certain countries closed their borders and imposed travel restrictions. Due to the uncertainties around international travels, it is expected that the COVID-19 pandemic may continue to result in students being restricted from pursuing their overseas education in the near terms and may have further negative impact over the oversea study consulting service revenue stream.

See Note 12 for Segment Reporting.

The continued uncertainties associated with the COVID-19 pandemic may continue to negatively impact the Company’s revenue and cash flows, as students may be discouraged by the restrictions imposed by major overseas education destination countries, which may lead to significant decrease in the demand of the Company’s overseas study consulting services and even its Sino-foreign Jointly Managed Academic Programs. Further, any resurgence could negatively affect the execution of additional smart campus contracts with Chinese universities / colleges, the collection of the payments from previous smart campus projects, and the market development of the Company’s newly launched visualization solutions and technology consulting services to non-university businesses.

Concentration of customers

A significant portion of the Company’s revenue, accounts receivables and contracts asset is concentrated on two large customers, and the Company’s operating results will be adversely and materially impacted if we lose these customers. Please refer to Note 10 Concentrations for details.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC and Hong Kong. Cash maintained in banks within the PRC of less than RMB0.5 million (equivalent to $74,648) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the PRC. Cash maintained in banks in Hong Kong of less than HKD0.5 million (equivalent to $63,717) per bank are covered by “deposit insurance scheme” overseen by a statutory body, Hong Kong Deposit Protection Board, established under the Deposit Protection Scheme Ordinance. As of June 30, 2022 and December 31, 2021, cash at bank in Hong Kong amounted to $12,051,046 and $31,860,607, respectively.

Account receivables and contract assets

Account receivables and contract assets are recorded net of allowance for uncollectible accounts.

The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trend. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2022 and December 31, 2021, there was no allowance recorded as the Company considers all of the accounts receivable fully collectible.

The Company’s contracts receivable represents balance derived from the Technological Consulting Services for Smart Campus Solutions provided to Chinese universities/colleges, when the projects under the contracts have been completed and accepted by Chinese universities/colleges, but the balances have not been past due based on the contracted payment schedules. The Company had not incurred any bad debts with Chinese universities/colleges in the past, and considers the contract receivable fully collectible. Thus, there was no allowance recorded on such outstanding contract receivable as of June 30, 2022 and December 31, 2021 (See Note 4).

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advances to suppliers

Advance to suppliers consists of balances paid to suppliers that the goods or services have not been provided or received. The Company makes advance payment to suppliers for purchase of equipment, devices and electronic component products in order to undertake the “smart campus” consulting projects for customers. Advance to suppliers are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. As of June 30, 2022 and December 31, 2021, there was no allowance recorded as the Company considers all of the advances to be fully realizable.

Lease

The Company determines if an arrangement contains a lease at the inception of a contract. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of- use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Company’s leases is not readily determinable, the Company utilizes its borrowing rates set by the Central Bank of the PRC, determined by class of underlying asset, to discount the lease payments.

The Company leases premises for offices under non-cancellable operating leases. Right-of-use assets are expensed over the term of lease. The Company leases do not include options to extend nor any restrictions or covenants. The Company has historically been able to renew its office leases. Under the terms of the lease agreements, the Company has no legal or contractual asset retirement obligations at the end of the lease.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June 30, 2022 and December 31, 2021.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments as of June 30, 2022 and December 31, 2021 based upon the short-term nature of the assets and liabilities. The fair value of the contracts receivable also approximates their carrying amount because the receivables were derived from fixed-price contracts and will be settled by cash.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises of its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Useful life
Office equipment and furniture	5 years
Electronic equipment	5 years
Transportation vehicles	5-10 years
Shorter of the lease term or estimated
Leasehold improvement	useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Revenue recognition

The Company’s revenues are primarily derived from providing a wide range of educational services and programs to customers, as disclosed below.

Revenues are reported net of all value added taxes.

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company generates its revenue from the following sources:

-	Sino-foreign Jointly-Managed Academic Programs

The Company recommends and coordinates accredited international universities / colleges to forge partnerships with Chinese host universities / colleges to establish international education programs at degree level. Chinese host universities / colleges then utilize their existing administrative ability, campus classrooms and facilities to recruit Chinese students into such programs. The Company also selects, recruits and appoints qualified foreign faculty to teach major courses at selected Chinese host universities / colleges and bears all faculty related costs, provides continuing support to foreign faculty, develops and delivers major course content and materials to ensure teaching quality meeting international standards, and to optimize students’ learning outcome and to prepare them for further education overseas and help them with course credit conversion in the event that any student decides to pursue further study overseas. The Company actively supports and interacts with enrolled students throughout their programs to ensure successful program completion. The Company’s contracts with host Chinese universities / colleges are fixed price contracts, pursuant to which, the Company is to receive a fixed portion of tuition for services rendered. As a result of performing the above-mentioned services, the Company is entitled to receive 30% to 50% of such student tuitions depending on the universities / colleges and the jointly managed academic programs, which are collected first by Chinese host universities / colleges from enrolled students at the beginning of each academic school year, and then remitted to the Company.

With respect to Sino-foreign Jointly Managed Academic Programs, the Company is not involved in recruiting students, collecting refunding tuition when students drop out, all of which are handled by the host universities / colleges. The host universities / colleges normally offer tuition refund if a student drops out from school within the first month of each academic school year. Collected tuition fees become non-refundable after the one-month refund policy window. Historically, for students enrolled under the Sino-foreign Jointly Managed Academic Programs, the average student dropout rate was below 1%. The Company’s contracts with Chinese host universities / colleges provide that (1) the host universities / colleges will remit the portion of tuition fees to the Company after the student headcounts have been finalized, and (2) the portion of tuition fee that the Company is entitled to receive is calculated based on the final actual number of students retained with the universities/colleges after any student dropout has been adjusted. Accordingly, any tuition refund has already been deducted by host universities/colleges before the Company receives its portion of the tuition fees. For accounting purposes, at the beginning of each academic school year, the Company initially accrues the estimated refund based on an historical 1% student dropout rate, and makes subsequent true-up adjustments after the final number of students retained with the host universities/colleges is determined. Such adjustments were immaterial for the six months ended June 30, 2022 and 2021, respectively.

The Company’s contracts with Chinese host universities / colleges provide that foreign teachers assigned by the Company should be substituted, and teaching textbooks, course materials and curriculums should be adjusted in a timely manner in order to ensure a satisfactory teaching result. The Chinese host universities / colleges have the right to withhold the Company’s portion of the tuition if the Company does not take corrective action when the Company’s service deficiency is identified, if any. Any costs related to teacher substitution, textbooks, course materials and curriculums adjustment are borne by the Company. The Company maintains active communications with the host universities / colleges in order to obtain feedback on the quality of the services performed. Any service deficiency is being corrected and improved in a timely manner so as to achieve satisfactory long-term cooperation with the host universities / colleges. Historically, as a result of timely interaction with the host universities / colleges to address any service deficiency and to improve the teaching result, there were no estimable tuition withhold from the host universities / colleges that needs to be accrued. There were no complaints received from the host universities / colleges with respect to the Company’s services for the six months ended June 30, 2022 and 2021 which required material adjustment to the amount of fees received by the Company.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The tuition fees received by the Company are initially recorded as deferred revenue and recognized ratably over applicable academic year as the Company’s performance obligations related to teaching, management and other supporting services are carried out over the whole academic year.

-	Sales of textbooks and course materials

In order to ensure the quality of the course content to meet international standards, the Company has developed and edited more than 16 English textbooks and course materials with emphasis on language training, and sells these textbooks and course materials to students enrolled under the Sino-Foreign Jointly Managed Academic Programs.

Revenue from sales of textbooks and related course materials is recognized upon delivery of textbooks and course materials, which is when the risks and titles are transferred and the Company’s performance obligation is satisfied.

-	Overseas Study Consulting Service

The Company’s Overseas Study Consulting Services target those students who wish to study in foreign countries to enrich their learning experiences and to expand their horizon and employment possibilities. The Company’s overseas study consulting services are typically performed under one-on-one private tutoring model with duration of four to six months. The Company provides school information to help students make informed decisions about which institution and major to choose from, help them prepare for school application and admission; provides study plans, language training and test preparation courses to help students improve their foreign language ability and help them achieve higher scores in international admission and assessment tests. The Company also helps students on visa application and paperwork, and offers overseas extended services such as finding accommodation and travel assistance. In connection with these services, the Company collects an up-front fee based on the scope of consulting services requested by students. 90% of the consulting service fee collected is non-refundable, and is recognized ratably as revenue over the service period, while 10% of the consulting fee is refundable and is deferred and recognized as revenue when students are successfully admitted by foreign institution and student visas are granted.

-	Technological Consulting and Support Services

The Company’s technological consulting services utilize advanced information technology such as cloud computing, mobile internet and big data analytics to provide total solutions to targeted Chinese universities/colleges in order to integrate and improve their teaching, research, student data management, storage and processing, and campus life services, and to optimize their teaching and operating environment and improve operational efficiency. Since late 2020, the Company also started to provide technical support services to business entities in addition to universities/colleges to construct and establish multi-location video conference center and other technical solutions. The Company’s technological consulting and support service contracts are primarily on a fixed-price basis, which require the Company to perform services including project planning, project solution and design, data management application customization, installations of hardware equipment and components for digital classrooms and academic experiment centers or labs, integration of hardware and software application, and post-contract continuous maintenance support, based on the specific needs from each customer. Upon delivery of services, project completion inspection and customer acceptance are generally required. In the same contract, it may also include provisions that require the Company to provide post-contract maintenance support for a period ranging from several months to three years after customized solutions and services are delivered.

In addition, some of the Company’s technological consulting service contracts include a difference in timing of when control is, or is deemed to be, transferred and the collection of cash receipts, which are collected over the term of the service arrangement. The timing difference could result in a significant financing component for performance obligations. If a significant financing component is identified, the future cash flows included in the transaction price allocated to the performance obligations are discounted using a discount rate compared to a market-based borrowing rate specific to both the customer and terms of the contract. The resulting present value of the allocated future cash flows is recorded as revenue while the discount amount is considered to be the significant financing component. Future cash flows received from the customer related to the performance obligations are bifurcated between principal repayment of the receivable and the related imputed interest income related to customer financing. The interest income is recorded as financing income within the consolidated statements of operations and comprehensive income as providing financing to the customers is a core component under such contracts.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

-	Technological Consulting and Support Services (continued)

The Company evaluates “smart campus” solution service contracts and determines whether these contracts contain multiple performance obligations. A performance obligation is a promise to transfer to the customer either (1) a good or service (or a bundle of goods or services) that is distinct; or (2) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. Performance obligations in the agreements are identified based on the goods and services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services or goods is separately identifiable from other promises in the contract.

The Company determines “smart campus” solution and application customization service, installations of hardware and software components, and post-contract continuous maintenance support, as separate performance obligations in the same fixed-fee contract, because the Company’s promise to transfer each of these services is separately identifiable from other promises in the contract and the customer can benefit from each service or goods deliver either on its own or together with other resources that are readily available. The Company allocates contract revenue to the identified separate units based on their relative standalone selling price. The standalone selling price is the price at which an entity would sell a promised good or service separately to a customer. Revenue associated with post-contract continuous maintenance support performance obligation is recognized over the time. Revenue associated with the solution and application customization service and installations of hardware and software components are recognized at a point in time upon completion of the performance obligation is satisfied and accepted by the customers. In instances, where substantive completion inspection and customer acceptance provisions are specified in contracts, revenues are deferred until all inspection and acceptance criteria have been met.

-	Tailored job readiness training services

The Company also provides tailored job readiness training services to graduating students from the appropriate partner schools so that such students would be better equipped to serve the employer at their respective job positions. Similar to Sino-foreign Jointly-Managed Academic Programs, the Company forges partnerships with selected Chinese vocational schools or colleges to provide tailored job readiness training services to students. The partner schools utilize their existing administrative ability, campus classrooms and facilities to recruit students into such training programs. The Company selects, recruits and appoints qualified faculty, trainers or professionals to provide trainings and bears related costs, develops and delivers major training content and materials to students to optimize their learning outcome, improve their social and technical skills, coordinate with employers to provide internship job opportunities to students and eventually help students to find appropriate jobs after completion of the trainings and graduation. The Company actively supports and interacts with enrolled students to ensure successful completion of the trainings, which normally takes several months up to three years. The Company’s contracts with partner schools are fixed price contracts, pursuant to which, the Company is to receive a fixed portion of training fees for services rendered. The training fees are collected first by partner schools from enrolled students before the training services get started, and then remitted to the Company. The Company initially records such training service fees as deferred revenue and ratably recognized it as revenue over the training service period as the Company’s performance obligations related to teaching, training, management and other supporting services are carried throughout the training period.

Contract Balances and Remaining Performance Obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

As of June 30, 2022 and December 31, 2021, the Company does not have any contract assets.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of nil and $291,833 as of June 30, 2022 and December 31, 2021, respectively, consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. The deferred revenue balance as of December 31, 2021 primarily consisted of deferred revenue associated with Overseas Study Consulting Services when the Company received advance payment from customers while the performance obligations had not been completed as of the balance sheet date.

Disaggregation of revenue

Revenue disaggregated by service type was as follows for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Revenue from Sino-foreign Jointly Managed Academic Programs	$2,147,608	$1,420,418
Revenue from Technological Consulting Services for Smart Campus Solutions	166,641	338,003
Revenue from Overseas Study Consulting Services	329,678	26,033
Revenue from tailored job readiness training services	93,483	66,097
Total revenue	$2,737,410	$1,850,551

Costs on data management application system customization

With its “smart campus” solution services to Chinese universities / colleges, the Company provides technical support to Chinese universities / colleges for the customization of their campus data management application systems to record student information. The Company does not develop and own the data management application software. Costs incurred, which consist primarily of internal salaries and benefits of personnel involved in the provision of such services, were included in the cost of revenue in the consolidated statements of income and other comprehensive income.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes had been incurred during the six months ended June 30, 2022 and 2021. The Company does not believe there was any uncertain tax position as of June 30, 2022 and December 31, 2021.

The Company’s operating subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended June 30, 2022 and 2021. As of June 30, 2022, all of the tax returns of the Company’s PRC subsidiaries remained open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with VAT on selected sectors including but not limited to education in Beijing effective September 1, 2012. In August 2013, the pilot program was expanded nationwide in certain industries. Since May 2016, the change from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The VAT rates applicable to the Company’s PRC subsidiaries ranged from 3% to 6%.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation

The Company measures compensation expense for share-based awards to non-employee contractors and directors based on the awards’ initial grant-date fair value. The estimated grant-date fair value of the award is recognized as expense over the requisite service period using the straight-line method. The Company estimated grant-date fair value of restricted shares based on the market price of the ordinary shares as of the grant date. For the six months ended June 30, 2022 and 2021, share-based compensation expense amounted to nil and $53,250, respectively.

Earnings per Share

Basic earnings per share (“EPS”) is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2022 and 2021, there were no dilutive shares.

Foreign currency translation

The functional currency for China Liberal, Yi Xin BVI and Boya Hong Kong is the U.S Dollar (“US$” or “$”). However, China Liberal, Yi Xin BVI and Boya Hong Kong currently only serve as the holding companies and did not have active operation as of June 30, 2022. The Company operates primarily through its subsidiary, China Liberal Beijing, in the PRC, and the functional currency for China Liberal Beijing is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency US$. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	June 30,	June 30,	December 31,
	2022	2021	2021
Period-end spot rate	US$1=RMB6.6981	US$1=RMB6.4566	US$1=RMB6.3640
Average rate	US$1=RMB6.4976	US$1=RMB6.4587	US$1=RMB6.4441

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the consolidated statements of income and other comprehensive income.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective January 1, 2023. The Company is currently evaluating the impact of the pending adoption of ASU 2016-13 on the Company’s consolidated financial statements.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	June 30,	December 31,
	2022	2021
	(Unaudited)
Accounts receivable - Sino-foreign Jointly Managed Academic Programs	$3,097,246	$2,398,821
Accounts receivable - smart campus projects	51,634	-
Accounts receivable - Tailored job readiness training services	20,245	1,363
Accounts receivable - Overseas Study Consulting Services	3,067	62,366
Accounts receivable	$3,172,192	$2,462,550

Under the Sino-foreign Jointly Managed Academic Programs, student tuition fees are collected by the Chinese host universities / colleges at the beginning of each academic school year and then remit the agreed portion to the Company within one to four months. Due the impact of the COVID-19 pandemic, the internal payment processes of the partnering schools were temporarily delayed. As a result, the Company and these partnering schools mutually agreed to extend the tuition payment term by three to six months.

NOTE 4 — CONTRACT ASSETS

Contract assets consist of the following:

	June 30,	December 31
	2022	2021
	(Unaudited)
Contract assets - “Smart Campus” related technological consulting services with FMP (1)	$-	$1,350,683
Contract assets - “Smart Campus” project maintenance and technical support fee with FMP	-	601,461
Contract assets – Other “Smart Campus” related technological consulting services	-	54,345
Financing component associated with FMP contract assets (1)	-	7,657
Total contract assets, net	-	2,014,146
Less: current portion of contract assets	-	2,014,146
Contract assets, non-current	$-	$-

(1)  In 2017, the Company entered into a contract with FMP to help FMP with its smart campus project, including creating a big data center, digital classrooms and an experiment-based simulation teaching center for its business school (the “FMP 2017 Contract”). These projects have been fully completed in November 2018 with satisfactory inspection and acceptance by FMP in December 2018.

Total contract price under the 2017 FMP “smart campus” project was RMB16.68 million (approximately $2.4 million) for completion of the software and hardware installation, plus additional RMB5.05 million (approximately $0.73 million) post-contract maintenance and technical support fee during the period of 2019 to 2021.

As of December 31, 2021, total outstanding contract assets from the FMP 2017 Contract amounted to $209,724, including the following:

	Amount as of	Contracted
	December 31,	payment due
2017 FMP Contract	2021	date
Maintenance fees	$209,724
Total	209,724
Less: current portion of contract assets	209,724	By December 31, 2022
Non-current portion	$-

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — CONTRACTS RECEIVABLE, NET (continued)

As of June 30, 2022, contract assets of $209,724 was fully collected.

In addition to the 2017 FMP Contract, in 2019, the Company entered into a new “smart campus” related contract with FMP to help FMP to create an information engineering laboratory training center and an experiment-based simulation center for its hotel management major for a total contract price of RMB15.58 million (approximately $2.3 million) plus additional RMB3.74 million (approximately $0.54 million) for post-installation maintenance and technical support fees for the three years from 2020 to 2022 (the “FMP 2019 Contract”).

The contract for the information engineering laboratory training center includes two phases. Phase I requires the Company to complete the hardware and software installation and decoration of the computer training rooms, IOT training room and digital classrooms with contract price of approximately RMB7.1 million ($1.01 million), which was completed before December 31, 2019, passed the inspection and was accepted by FMP. Phase II requires the Company to complete the hardware and software installation for the cloud computing and big data room with contract price of RMB3.48 million ($0.5 million). In 2020, the Company completed the experiment-based simulation center for FMP’s hotel management major, with satisfactory inspection and acceptance by FMP and recognized RMB4.6 million ($0.7 million) revenue. Due to the COVID-19 pandemic and temporary school closure, the performance of the Phase II contract was delayed and rescheduled to be completed in 2021. During the year ended December 31, 2021, the Company completed the information engineering experiment training center for FMP’s big data and cloud computing training room equipment, with satisfactory inspection and acceptance by FMP and recognized RMB2.1 million ($0.3 million) revenue.

As of December 31, 2021, total outstanding contract assets from the FMP 2019 Contract amounted to $1,750,077, including the following:

	Amount as of	Contracted
	December 31,	payment due
2019 FMP Contract	2021	date
Contract assets	$1,358,340
Maintenance fees	391,737
Total	1,750,077
Less current portion	1,750,077	By December 31, 2021
Non-current portion	$-	By December 31, 2022

As of December 31, 2021, contract assets associated with the FMP 2019 Contract amounted to $1,750,077, including receivable of $259,982 for services completed before December 31, 2019, receivable of $766,289 for services completed during 2020, receivable of $332,069 for services completed during 2021 and maintenance fees of $391,737. As of June 30, 2022, contract assets of $1,750,077 was fully collected.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — ADVANCE TO SUPPLIERS

In connection with the technological consulting services provided to Chinese universities / colleges for the “smart campus” projects as disclosed in Note 4, the Company made advance payment to suppliers for purchase of electronic sensors, smartboards, projectors, LED display panels, high definition classroom audio and sound system and other lab-based equipment. The balances of advance to suppliers were nil and $4,525,794 as of June 30, 2022 and December 31, 2021, respectively. There was no allowance recorded as the Company considers all of the advances fully realizable.

NOTE 6 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	June 30,	December 31
	2022	2021
	(Unaudited)
Other receivable (1)	$112,094	$108,129
Prepaid expenses and other (2)	33,891	67,827
Prepaid expenses and other assets	$145,985	$175,956

(1)

Other receivable primarily includes short-term advances to employees for business operations, which are normally expensed within three months when invoices and other supporting documents been submitted for reimbursement, and security deposits for performance of the contracts.

(2)	Prepaid expenses and others include IT equipment and tools which are charged to cost of revenue upon sales, as well as prepaid rental and other expenses, which are amortized over the service periods.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	June 30,	December 31,
	2022	2021
	(Unaudited)
Transportation vehicles	$226,936	$238,851
Electronic equipment	94,002	98,937
Office equipment and furniture	9,103	9,581
Subtotal	330,041	347,369
Less: accumulated depreciation	(303,602)	(311,985)
Property and equipment, net	$26,439	$35,384

Depreciation expense was $7,402 and $10,810 for the six months ended June 30, 2022 and 2021, respectively.

NOTE 8 — RELATED PARTY TRANSACTIONS

a. Due to a related party

As of June 30, 2022 and December 31, 2021, balance due to a related party, Ms. Ngai Ngai Lam, CEO and Chairwoman of the Company, amounted to $22,852 and $23,557, respectively. This borrowing was used for working capital during the Company’s normal course of business and was non-interest bearing and due on demand.

b. Significant payments made by a related party

In December 2020, Ms. Ngai Ngai Lam, CEO and Chairwoman of the Company made a payment of RMB6,895,860 (approximately $1.1 million) to FMP on behalf of the Company. The Company fully repaid this balance to Ms. Lam on December 30, 2020. Consequently, none of these payments were reflected in the Company’s consolidated balance sheets as of December 31, 2020 and the payments made by the Company has no impact over the Company’s unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2022.

NOTE 9 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

BVI

Yi Xin BVI is incorporated in the BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Boya Hong Kong is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Boya Hong Kong did not generate any assessable profits arising in or derived from Hong Kong for the six months ended June 30, 2022 and 2021, and accordingly no provision for Hong Kong profits tax has been made in these periods.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (continued)

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. The EIT Law of the PRC grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

China Liberal Beijing, the Company’s main operating subsidiary in the PRC, was approved as an HNTE and has been entitled to a reduced income tax rate of 15% and claim additional tax deductions for certain expenses (“Preferential Tax Treatment”) since December 2016, and the HNTE status was valid for three years. In December 2019, China Liberal Beijing successfully renewed its HNTE certificate with local government and has continued enjoying the Preferential Tax Treatment for another three years by December 2022. EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy.

The corporate income taxes for fiscal years 2022 and 2021 were reported at the Preferential Tax Treatment as a result of China Liberal Beijing Being’s status as an HNTE. The impact of the Preferential Tax Treatment noted above decreased corporate income taxes by $446,189 and $214,137 for the six months ended June 30, 2022 and 2021, respectively. The benefit of the Preferential Tax Treatment on net income per share (basic and diluted) was $0.03 and $0.04 for the six months ended June 30, 2022 and 2021, respectively.

The components of the income tax provision are as follows:

	June 30,	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Current tax provision
Cayman	$	$
BVI	-	-
Hong Kong	-	-
PRC	42	128,482
	$42	$128,482
Deferred tax provision
Cayman	$	$
BVI	-	-
Hong Kong	-	-
PRC	-	-
	-	-
Income tax provision	$42	$128,482

The following table reconciles the China statutory rates to the Company’s effective tax rate for the six months ended June 30, 2022 and 2021:

	June 30,	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
China Income tax statutory rate	25.0%	25.0%
Permanent difference	-	0.9%
Effect of PRC preferential tax treatment	(30.6%)	(10.0%)
Non-PRC entities not subject to PRC income tax	5.6%	20.3%
Effective tax rate	0.0%	36.2%

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (continued)

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of June 30, 2022, all of the Company’s tax returns for its PRC subsidiaries remained open for statutory examination by PRC tax authorities.

(b) Taxes payable

Taxes payable consist of the following:

	June 30,	December 31,
	2022	2021
	(Unaudited)
Income tax payable	$427,592	$517,272
Value added tax payable	284,916	221,243
Other taxes payable	2,340	2,451
Total taxes payable	$714,848	$740,966

NOTE 10 — CONCENTRATIONS

For the six months ended June 30, 2022, two customers accounted for approximately 50.0% and 32.3% of the Company’s total revenue, respectively. For the six months ended June 30, 2021, two customers accounted for approximately 41.5% and 40.7% of the Company’s total revenue, respectively.

As of June 30, 2022, two customers accounted for 72.5% and 25.1% of the total outstanding accounts and contract assets balance, respectively. As of December 31, 2021, two customers accounted for 79.6% and 17.7% of the total outstanding accounts and contract assets balance, respectively.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary Shares

The authorized share capital of the Company is 50,000,000 shares of par value of $0.001 each.

Issuance of ordinary shares

On May 12, 2020, the Company completed its initial public offering of 1,333,333 ordinary shares at a public offering price of $6.00 per share. The gross proceeds were $8 million before deducting underwriting discounts and other offering expenses, resulting in net proceeds of approximately $5.4 million. In connection with the offering, the Company’s ordinary shares began trading on the Nasdaq Capital Market under the symbol “CLEU.”

In March 2021, the Company filed a Registration Statement on Form F-1 to register 6,000,000 ordinary shares of the Company in an effort to offer these shares to potential investors and raise funds as working capital and potential future acquisitions. On April 19, 2021, the Company entered into certain subscription agreements with investors through a self-written public offering, pursuant to which the Company sold an aggregate of 6,000,000 ordinary shares, par value $0.001 per share, at a purchase price of $5.0 per share. The net proceeds to the Company from this offering were $29.0 million.

On February 20, 2022, the Company entered into a subscription agreement (the “Subscription Agreement”) with Ms. Ngai Ngai Lam, the chief executive officer and chairperson of the board of directors of the Company, pursuant to which Ms. Ngai Ngai Lam agreed to subscribe for and purchase, and the Company agreed to issue and sell to Ms. Ngai Ngai Lam, 2,000,000 ordinary shares of the Company, par value $0.001 per share, at a purchase price of $1.50 per ordinary share and an aggregate purchase price of $3.0 million. The net proceeds to the Company from this offering were $3.0 million.

On April 18, 2022, the Company issued and sold a total of 6,000,000 ordinary shares at a price of $1.50 per share to certain accredited investors in a private placement transaction. The net proceeds to the Company from this offering were $9.0 million.

As of June 30, 2022 and December 31, 2021, the Company had a total of 21,848,333 and 13,848,333 ordinary shares issued and outstanding, respectively.

Statutory reserve and restricted net assets

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors of the Company (the “Board of Directors”). The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries from transferring a portion of their net assets, equivalent to their respective statutory reserves and share capital, to the Company in the form of loans, advances or cash dividends. Only PRC subsidiaries’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of June 30, 2022 and December 31, 2021, the restricted amounts as determined pursuant to PRC statutory laws totaled $898,405 and $719,804, respectively, and total restricted net assets amounted to $11,457,547 and $10,124,824, respectively.

Share-based compensation

On May 14, 2021, the Board of Directors granted the Company’s independent directors a total of 15,000 ordinary shares, par value $0.001 per share, vested immediately in full upon the grant. The fair value of the ordinary shares granted was $53,250 as of May 14, 2021, based on the market price of the Company’s ordinary share as of the date of the grant. The Company recognized share-based compensation expense of $53,250 for the six months ended June 30, 2021.

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including Sino-foreign Jointly Managed Academic Programs, Overseas Study Consulting Services, Tailored job readiness services and Technological Consulting Services for Smart Campus Solutions.

Substantially all of the Company’s revenues for the six months ended June 30, 2022 and 2021 were generated in the PRC. As of June 30, 2022 and December 31, 2021, a majority of the long-lived assets of the Company were located in the PRC, and therefore, no geographical segments are presented.

The following table presents summary information by segment for the six months ended June 30, 2022 and 2021, respectively:

	For the six months ended June 30, 2022 (Unaudited)
			Technological	Tailored
	Joint	Overseas	consulting for	job
	Education	study	smart campus	readiness
	Programs	consulting	solutions	services	Total
Revenue	$2,147,608	$329,678	$166,641	$93,483	$2,737,410
Cost of revenue	(142,006)	(86,605)	(177,816)	(46,236)	(452,663)
Gross profit	2,005,602	243,073	(11,175)	47,247	2,284,747

Operating expenses	(627,327)	(96,301)	(48,677)	(27,307)	(799,612)
Income (Loss) from operation	1,378,275	146,772	(59,852)	19,940	1,485,135

Depreciation and amortization	5,807	891	451	253	7,402
Capital expenditure	-	-	-	-	-

Total assets	44,257,798	6,793,988	3,434,129	1,926,493	56,412,408
Total liabilities	$1,184,870	$181,889	$91,939	$51,576	$1,510,274

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — SEGMENT REPORTING (continued)

		For the six months ended June 30, 2021 (Unaudited)
		Technological
		consulting for	Tailored
	Joint	“smart	job	Overseas
	education	campus”	readiness	study
	programs	solutions	services	consulting	Total
Revenue	$1,420,418	$338,003	$66,097	$26,033	$1,850,551
Cost of revenue	(227,653)	(189,601)	(41,057)	(18,416)	(476,727)

Gross profit	1,192,765	148,402	25,040	7,617	1,373,824
Operating expenses	(822,863)	(195,809)	(38,291)	(15,081)	(1,072,044)

Income (loss) from operation	369,902	(47,407)	(13,251)	(7,464)	301,780

Depreciation	8,298	1,974	386	152	10,810

Capital expenditure	2,686	640	125	49	3,500

Total assets	32,463,578	7,725,040	1,510,643	594,983	42,294,244

Total liabilities	$908,443	$216,173	$42,273	$16,650	$1,183,539

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – CONTINGENCIES

From time to time, the Company is subject to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s unaudited condensed consolidated financial position, results of operations and cash flows.

NOTE 14 – CONTINGENT CONSIDERATION

On February 1, 2022, the Company entered into a stock purchase agreement with Wanwang Investment Limited (“Wanwang”), a company incorporated in the BVI, Xiaoshi Huang and Thrive Shine Limited, a company incorporated in the BVI (together with Xiaoshi Huang, the “Sellers”) to acquire all of the equity interests in Wanwang from the Sellers for a consideration of $60 million. The stock purchase agreement was amended on February 16, 2022 to update the payment method and the transaction was closed on August 31, 2022. As of June 30, 2022, a consideration of $40.6 million was paid and the remaining $19.4 million consideration is contingent on the Sellers meeting the following conditions: (i) to ensure the quality of teaching for Fuzhou Melbourne Polytechnic (“FMP”) and Strait College of Minjiang University (“Strait College”); (ii) either total income or net profit equals or exceeds 20% of total income or net profit of 2021 of FMP and Strait College; and (iii) to ensure management and personnel stability.

NOTE 15 - SUBSEQUENT EVENTS

On September 29, 2022, the Board of Directors approved and authorized the issuance of up to 2.75 million ordinary shares of the Company to employees, directors and consultants. A total of 2.75 million ordinary shares were issued on October 14, 2022.

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